INVESTMENT ADVISORY CONTRACT

     AGREEMENT, made by and between Pennsylvania Avenue Funds, a Delaware business trust, (hereinafter called "Trust") and Pennsylvania Avenue Advisers LLC, a District of Columbia limited liability company (hereinafter called "Investment Adviser")

     WITNESSETH: WHEREAS, Trust engages in the business of investing and reinvesting its assets and property in various stocks and securities and Investment Adviser engages in the business of providing investment advisory services.

     1. The Company hereby employs the Investment Adviser, for the period set forth in Paragraph 6 hereof, and on the terms set forth herein, to render investment advisory services to the Trust, subject to the supervision and direction of the Board of Trustees of the Trust. The Investment Adviser hereby accepts such employment and agrees, during such period, to render the services and assume the obligations herein set forth, for the compensation provided. The Investment Adviser shall, for all purposes herein, be deemed to be an independent contractor, and shall, unless otherwise expressly provided and authorized, have no authority to act for or represent the Trust in any way, or in any way be deemed an agent of the Trust.

     2. As a compensation for the services to be rendered to the Trust by the Investment Adviser under the provisions of this Agreement, the Trust shall pay to the Investment Adviser monthly a fee equal to (i) one-twelfth of one percent per month, (the equivalent of 1% per annum) of the daily average net assets of the Trust during the month on the first $10million of daily average net assets, plus (ii) one-twelfth of nine tenths of a percent per month, (the equivalent of 0.9% per annum) of the daily average net assets of the Trust during the month on daily average net assets exceeding $10 million. The first payment of fee hereunder shall be prorated on a daily basis from the date this Agreement takes effect.

     3. It is expressly understood and agreed that the services to be rendered by the Investment Adviser to the Trust under the provisions of this Agreement are not to be deemed to be exclusive, and the Investment Adviser shall be free to render similar or different services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

     4. It is understood and agreed that directors, officers, employees, agents and shareholders of the Trust may be interested in the Investment Adviser as directors, officers, employees, agents and shareholders, and that directors, officers, employees, agents and shareholders of the Investment Adviser may be interested in the Trust, as directors, officers, employees, agents and shareholders or otherwise, and that the investment Adviser, itself, may be interested in the Trust as a shareholder or otherwise, specifically, it is understood and agreed that directors, officers, employees, agents and shareholders of the Investment Adviser may continue as directors, officers, employees, agents and shareholders of the Trust; that the
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Investment Adviser, its directors, officers, employees, agents and shareholders may engage in other business, may render investment advisory services to other investment companies, or to any other corporation, association, firm or individual, may render underwriting services to the Trust, or to any other investment company, corporation, association, form or individual. The Trust shall bear expenses and salaries necessary and incidental to the conduct of its business, including but not in limitation of the foregoing, the costs incurred in the maintenance of its own books, records, and procedures; dealing with its own shareholders; the payment of dividends; transfers of stock (including issuance & redemption of shares); reports and notices to shareholders; expenses of annual stockholders; meetings; miscellaneous office expenses; brokerage commissions; taxes; and custodian, legal, accounting and registration fees. Employees, officers and agents of the Investment Adviser who are, or may in the future be, directors and/or senior officers of the Trust shall receive no remuneration from the Trust for acting in such capacities for the Trust. In the conduct of the respective businesses of the parties hereto and in the performance of this agreement, the Trust & Investment Adviser may share common facilities and personnel common to each, with appropriate proration of expenses.

     5. Investment Adviser shall give the Trust the benefit of its best judgment and efforts in rendering these services, and Trust agrees as an inducement to the undertaking of these services that Investment Adviser shall not be liable hereunder for any mistake of judgment or any event whatsoever, provided that nothing herein shall be deemed to protect, or purport to protect, Investment Adviser against any liability to Trust or to its security holders to which Investment Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of duties hereunder, or by reason of reckless disregard of obligations and duties hereunder.

     6. This agreement shall continue in effect until January 22nd, 2005, and, thereafter, only so long as such continuance is approved at least annually by votes of the Trust's Board of Trustees, cast in person at a meeting called for the purpose of voting on such approval, including the votes of a majority of the Trustees who are not parties to such agreement or interested persons of any such party. This agreement may be terminated at any time upon 60 days prior written notice, without the payment of any penalty, by the Trust's Board of Trustees or by vote of a majority of the outstanding voting securities of the Trust. The contract will automatically terminate in the event of its assignment by the Investment Adviser (within the meaning of the Investment Company Act of 1940), which shall be deemed to include a transfer of control of the Investment Adviser. Upon the termination of this agreement, the obligations of all the parties hereunder shall cease and terminate as of the date of such termination, except for any obligation to respond for a breach of this Agreement committed prior to such termination and except for the obligation of the Trust to pay to the Investment Adviser the fee provided in Paragraph 2 hereof, prorated to the date of termination.
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     7. This Agreement shall not be assigned by the Trust without prior written consent thereto of the Investment Adviser. This Agreement shall terminate automatically in the event of its assignment by the Investment Adviser unless an exemption from such automatic termination is granted by order or rule of the Securities and Exchange Commission.

       IN WITNESS WHEREOF, the parties hereto have caused their corporate seals to be affixed and duly attested and their presence to be signed by their duly authorized officers this 22nd day of January, 2003.

         Pennsylvania Avenue Funds	By __/s/ THOMAS_KIRCHNER _______
                             	THOMAS KIRCHNER, President

         Pennsylvania Avenue Funds	By _____/s/_GARY_TERNULLO_______
                             	GARY TERNULLO, Trustee

         Pennsylvania Avenue Funds	By ___/s/_GALE_WITOONCHATREE____
                             	GALE WITOONCHATREE, Trustee

         Pennsylvania Avenue Advisers LLC	By __/s/ THOMAS_KIRCHNER __
                             		THOMAS KIRCHNER, Managing Member